Exhibit 99.1
PRESS RELEASE
Aspen Prices Public Offering of US$200 Million of Depositary Shares Representing Interests in Perpetual Non-Cumulative Preference Shares

Hamilton, Bermuda—November 21, 2024 – Aspen Insurance Holdings Limited (“Aspen” or the “Company”) has priced an underwritten public offering of 8,000,000 Depositary Shares (the “Depositary Shares”), each of which represents a 1/1,000th interest in a share of the Company’s newly designated 7.00% Perpetual Non-Cumulative Preference Shares (the “Preference Shares”). In addition, Aspen granted the underwriters in the offering a 30-day option to purchase up to an additional 1,200,000 Depositary Shares, at the public offering price per share, less the underwriting discount, to cover over-allotments, if any. The Preference Shares have a liquidation preference of US$25,000 per Preference Share, equivalent to US$25 per Depositary Share (or US$200 million in aggregate liquidation preference).
The offering was made pursuant to an effective shelf registration statement and is expected to close on November 26, 2024, subject to the satisfaction of customary closing conditions. Aspen intends to use the net proceeds from the offering to fund the redemption of some or all of its 5.95% Fixed-to-Floating Rate Perpetual Non-Cumulative Preference Shares and for general corporate purposes.
The Preference Shares rank equally with preference shares previously issued by Aspen and have no fixed maturity date. Aspen may redeem all or a portion of the shares at a redemption price of US$25,000 per Preference Share, equivalent to US$25 per Depositary Share, on or after November 30, 2029. In addition, Aspen may redeem shares prior to November 30, 2029 in certain other circumstances at applicable redemption prices. Aspen intends to list the Depositary Shares on the New York Stock Exchange under the symbol “AHLPRF.”
The offering was led by Wells Fargo Securities, LLC, BofA Securities, Inc. and Morgan Stanley & Co. LLC, as joint book-running managers.
This offering may be made only by means of a preliminary prospectus supplement and accompanying prospectus. Copies of the final prospectus and accompanying prospectus may be obtained, when available, from the U.S. Securities and Exchange Commission's website at www.sec.gov. Alternatively, these documents are available from the underwriters by contacting any of the following:
•Wells Fargo Securities, LLC, 608 2nd Avenue South, Suite 1000, Minneapolis, Minnesota 55402, Attention: WFS Customer Service, by calling: (800) 645-3751, or by emailing wfscustomerservice@wellsfargo.com;
•BofA Securities, Inc., 201 North Tryon Street, NC1-022-02-25, Charlotte, North Carolina 28255-0001, Attention: Prospectus Department, by calling (800) 294-1322 or by emailing dg.prospectus_requests@bofa.com; or

•Morgan Stanley & Co. LLC, 180 Varick Street, New York, New York 10014, Attention: Prospectus Department, by calling: (866) 718-1649, or by emailing prospectus@morganstanley.com.
This press release shall not constitute an offer to sell or a solicitation of an offer to buy the Depositary Shares or the Preference Shares, nor shall there be any sale of the Depositary Shares or the Preference Shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.
About Aspen Insurance Holdings Limited
Aspen provides insurance and reinsurance coverage to clients in various domestic and global markets through wholly-owned operating subsidiaries in Bermuda, the United States and the United Kingdom, as well as its branch operations in Canada, Singapore and Switzerland. For the year ended December 31, 2023, Aspen reported US$15.2 billion in total assets, US$7.8 billion in gross loss reserves, US$2.9 billion in total shareholders’ equity and US$4.0 billion in gross written premiums. Aspen's operating subsidiaries have been assigned a rating of “A-” by Standard & Poor’s Financial Services LLC and an “A” (“Excellent”) by A.M. Best Company Inc.
Cautionary Statement Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which include, but are not limited to, statements related to the Company’s expectations regarding the use of the net proceeds from the offering, and are made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that do not relate solely to historical or current facts. In particular, statements that use the words such as “believe,” “anticipate,” “expect,” “assume,” “objective,” “target,” “plan,” “estimate,” “project,” “seek,” “will,” “may,” “aim,” “likely,” “continue,” “intend,” “guidance,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “predict,” “potential,” “on track” or their negatives or variations and similar terminology and words of similar import generally involve forward-looking statements. These statements reflect the Company’s current views with respect to future events and because the Company’s business is subject to numerous risks, uncertainties and other factors, the Company’s actual results could differ materially from those anticipated in the forward-looking statements.
All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in these statements. For a description of uncertainties and other factors that could impact the forward-looking statements in this press release, please see the “Risk Factors” section in Aspen’s Annual Report on Form 20-F for the year ended December 31, 2023 as filed with the U.S. Securities and Exchange Commission.
The inclusion of forward-looking statements in this press release or any other communication should not be considered as a representation by Aspen that current plans or expectations will be achieved. Aspen undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.
Contacts
For Further Information:
Media

Jo Scott
Head of Corporate Communications
Jo. Scott@aspen.co
+44 7843 060406